

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Xavier Zee
Chief Financial Officer
AMTD IDEA Group
23/F Nexxus Building
41 Connaught Road Central
Hong Kong

>   **Re: AMTD IDEA Group**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 28, 2023**
>   **File No. 001-39006**

Dear Xavier Zee:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 120

1.   We note your response to comment 3. Item 16I(b) of Form 20-F states: "Also, any such identified foreign issuer that uses a variable-interest entity *or any similar structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities." Additionally, page 15 of our Release No. 34-93701, "Holding Foreign Companies Accountable Act Disclosure," clarifies that a registrant should "look through a VIE *or any structure* [emphasis added] that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction." As previously requested, please

provide us with the information required by Items 16I(b)(2), (b)(3) and (b)(5) for all of your consolidated foreign operating entities in your supplemental response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jennifer Gowetski, Staff Attorney, at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Shu Du